MANAGEMENT INFORMATION CIRCULAR

(Containing Information as at September 27, 2017 and in Canadian dollars, unless indicated otherwise)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by the management of Metalla Royalty & Streaming Ltd. (the “Corporation”) of proxies (“Proxies”) from registered shareholders and voting instruction forms (“VIFs”) from the beneficial shareholders (collectively, “Shareholders”) of common shares of the Corporation (“Common Shares”) in respect of the annual and special general meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

The Corporation has given notice of the Meeting in accordance with the procedures of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators (“NI 54-101”). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting, this Circular, and the Proxy or VIF directly to its registered Shareholders.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries (“Intermediaries”) to forward the Notice of Meeting, Circular, and a VIF to each of the unregistered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation (“NOBOs”). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting, Circular, and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Corporation (“OBOs”). Accordingly, OBOs will not receive the Notice of Meeting, Circular, and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation’s management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders (“Proxyholders”) will be recognized, make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a “Beneficial Shareholder”) by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder’s name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for in NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries, and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a Corporation located in Canada and is being effected in accordance with the corporate and securities laws of the province of Ontario, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of Ontario, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Canada Business Corporations Act (Canada), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign Corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign Corporation and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting.

The persons named (the “Management Designees”) in the Proxy or VIF have been selected by the board of directors of the Corporation (the “Board”) and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an “X” in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a “For” or “Against” vote, and in favour of the matter for any matter requiring a “For” or “Withhold” vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation’s management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF was has Computershare’s name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by fax within North America at 1-866-249-7775, outside North America at (+1) 416-263-9524, by mail to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada or by hand delivery to 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy will be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes an Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a Corporation, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at one of Computershare’s addresses set out above, the office of the Corporation (Attn: Kim Casswell) at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8 (or by fax to (+1) 604-688-1157) or the registered office of the Corporation at DuMoulin Black LLP (Attn: Lucy Schilling), 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada (or by fax to (+1) 604-687-8772) at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or of any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by a show of hands, each registered Shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder or nominee, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation’s Articles provide that a quorum for the transaction of business at any meeting of Shareholders shall be persons present not being less than two in number and holding or representing not less than 5% per cent of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the opening of a meeting of shareholders, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at September 27, 2017 (the “Record Date”), the Corporation had 73,098,479 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to the Common Shares as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Coeur Mining, Inc.	14,132,534 Common Shares(1)	19.9%

(1)

Coeur Mining, Inc. (“Coeur”) holds an unsecured convertible debenture in the principal amount of US$6,677,475 which automatically converts into Common Shares at future financings (at the future financing price) or asset acquisitions (at the acquisition price) to maintain Coeur’s 19.9% until the outstanding principal is either converted in full or otherwise repaid.

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended May 31, 2017) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

A.	Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) means each of the following individuals during the most recently completed financial year:

(a)	the chief executive officer (“CEO”) of the Corporation;

(b)	the chief financial officer (“CFO”) of the Corporation; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

B.	Compensation Discussion and Analysis

The Corporation’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations. The Corporation recognizes the need to offer a compensation package that will attract and retain experienced and qualified executives, as well as align the compensation level of each executive to that executive’s level of responsibility.

The Board considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the board’s assessment of each officer’s individual performance, contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors.

The Corporation does not have a comprehensive compensation program other than base salaries and participation in the Corporation’s stock option plan. The objectives of base salary are to recognize market pay, and acknowledge the competencies and proficiencies of individuals. The Board may from time to time grant stock options to executive officers under the Corporation’s stock option plan. Grants of stock options are intended to emphasize the executive officers’ commitment to the growth of the Corporation and to recognize corporate and individual performances for executive officers. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Corporation. The Corporation places strong reliance on stock options in terms of the total compensation of its executive officers in keeping with overall compensation trends in the Canadian industry and in order to conserve the Corporation’s cash. The Corporation’s directors do not presently receive compensation, other than incentive stock options which may be gr anted from time to time, for their services as directors.

Options were granted to NEOs of the Corporation during the last financial year. See Summary Compensation Table below for details.

Although the Board has not formally evaluated the risks associated with the Corporation’s compensation policies and practices, the Board has no reason to believe that any risks that arise from the Corporation’s compensation policies and practices are reasonably likely to have a material impact on the Corporation.

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

C.	Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the Corporation’s last three financial years.

Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)[5]	Annual Incentive Plans	Long -term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Tim Gallagher, Chairman & CEO[1,2], Former President	2017 2016 2015	142,500 120,000 120,000	Nil Nil Nil	147,431 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 (6) Nil Nil	319,931 120,000 120,000
Brett Heath, President [1,2]	2017 2016 2015	164,893 N/A N/A	Nil N/A N/A	341,379 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	62,042(7) N/A N/A	568,314 N/A N/A
Donna McLean Former CFO[3]	2017 2016 2015	12,000 10,000 9,000	Nil Nil Nil	29,126 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	41,126| 10,000 9,000
William Tsang CFO[3,4]	2017 2016 2015	500 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	500 N/A| N/A

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.
(4)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Mr. Miles’s remuneration was paid by Seabord. See “Management Contracts” for a description of the material terms of the Management Services Agreement.

(5)

The “grant date fair value” of options has been determined by using the Black-Scholes model. See discussion below. The stock option benefit is the grant date fair value using the Black-Scholes option pricing model using the following weighted average assumptions: stock price - $0.31, exercise price - $0.31, an option life of 5 years, a risk-free interest rate of 0.86% and a volatility of 100%. See the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options on May 31, 2017.

(6)	Finder’s fees related to a private placement and share swap
(7)	Commission received for facilitating a financing by directly securing capital for the Corporation.

The Corporation continues to aim to manage its working capital efficiently and as a result, there were no base salary increases paid to the NEOs during the last financial year.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the in-the-money options currently held by each NEO (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

D.	Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets out, for each NEO, the incentive stock options to purchase Common Shares under the Option Plan (option-based awards) and share-based awards held as of the last financial year (May 31, 2017). The closing price of the Common Shares on the Canadian Stock Exchange (“CSE”) on that date was $0.51 per share.

Name & Position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (vested-unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’[4] options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Tim Gallagher, Chairman & CEO[1,2], Former President	166,667 – 0 250,000 – 0 266,667 – 0 100,000 – 0	$0.36 $0.21 $0.33 $0.58	02/28/19 07/15/21 11/30/21 03/06/22	25,000 75,000 48,000 0	N/A	N/A	N/A
Brett Heath, President [1,2]	1,166,667 – 0 300,000 – 0 200,000 – 0	$0.21 $0.33 $0.58	07/15/21 11/30/21 03/06/22	350,000 54,000 0	N/A	N/A	N/A
Donna McLean Former CFO[3]	100,000 – 0 100,000 – 0 33,333 – 0 12,500 – 0	$0.36 $0.21 $0.33 $0.58	02/28/19 07/15/21 11/30/21 03/06/22	15,000 30,000 6,000 0	N/A	N/A	N/A
William Tsang CFO[3]	Nil	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.

Options are “in the money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.The Board’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the NEOs. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Employment and Consulting Agreements

PRESIDENT

The Corporation and High Stream Capital LLC, a private company owned by Brett Heath, have entered into a Consulting Agreement dated September 1, 2016 (the “Heath Agreement”), to provide his services as the Corporation’s President for a 24-month period (the “Term”). The Term shall automatically renew unless notice of non-renewal is provided in writing by either party 60 days prior to expiration of the Term. The Heath Agreement provides for the remuneration of High Stream at the rate of US$12,500 per month and an additional US$2,000 per month for every CDN$1.0 million increase in projected annualized cash flow for that current year to the Corporation from transactions introduced and completed by Mr. Heath – such remuneration to be capped at US$24,500 per month. The Corporation may also grant stock options to High Stream and Mr. Heath and they shall also be entitled to participate in a performance/deferred share unit program when implemented by the Corporation. High Stream shall also be entitled to receive a 2.5% commission for facilitating any financings where they directly secured capital for the Corporation and no broker or finder fees were paid.

The Corporation may terminate the Heath Agreement immediately for Just Cause (as defined in the Heath Agreement) in which case all remuneration shall be paid to High Stream up to the date of termination. If the Heath Agreement is terminated without Just Case, the Corporation shall pay to High Stream a lump sum payment to the end of the Term of the Heath Agreement of all forms of compensation then owed.

CEO

The Corporation agreed to pay Timothy Gallagher, the CEO and former President of the Corporation, a consulting fee of $120,000 per annum. Mr. Gallagher resigned as President and CEO of the Corporation on September 1, 2016 and June 16, 2017 respectively, and no further consulting fees are payable.

The Corporation has not entered into any other employment or consulting contracts with its other NEOs.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets out the share-based and option-based awards that vested in, and non-equity awards that were earned by, the NEOs during the last financial year.

Name & Position	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards[4] ($)	Share-based awards[5] ($)
Tim Gallagher Chairman & CEO[1,2] Former President	5,000	Nil	Nil
Brett Heath, President[1,2]	10,000	Nil	Nil
Donna McLean, Former CFO[3]	625	Nil	Nil
William Tsang, CFO[3]	Nil	Nil	Nil

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.
(4)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price on the vesting date. The stock option benefit is the grant date fair value has been calculated using the Black-Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards to NEOs” for the “in-the-money” value of these options on May 31, 2017.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards that were exercised during the Corporation’s by the NEOs during the last financial year.

Name & Position	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise (m/d/y)	Aggregate Value Realized(1) ($)
Tim Gallagher Chairman & CEO[1,2] Former President	100,000	$0.36	02/02/17	13,000
Brett Heath, President[1,2]	Nil	N/A	N/A	N/A
Donna McLean Former CFO[3]	33,000	$0.36	02/02/17	4,290
William Tsang CFO[3]	Nil	N/A	N/A	N/A

(1)	Mr. Gallagher resigned as President of the Corporation on September 1, 2016 and was replaced by Mr. Heath.
(2)	Mr. Gallagher resigned as CEO of the Corporation on June 16, 2017 and was replaced by Mr. Heath.
(3)	Ms. McLean resigned as CFO of the Corporation on May 26, 2017 and Mr. Tsang was appointed in her place.
(4)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired. The closing market price was $0.49 on the date of exercise.

E.	Pension Plan Benefits

The Corporation does not have a pension plan, defined benefits plan, defined contribution plan or deferred compensation plan.

F.	Termination and Change of Control Benefits

Other than described above under ‘Summary Compensation Table – Employment and Consulting Agreements’, the Corporation has not provided or agreed to provide any compensation to any NEOs as a result of a change of control of the Corporation, its subsidiaries or affiliates.

G.	Director Compensation

The following table describes director compensation for non-executive directors for the last financial year.

Name	Fees(1) earned ($)	Share-based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Charles Beaudry	Nil	Nil	77,584	Nil	Nil	Nil	77,584
German Castano[1]	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Robertson[2]	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Name	Fees(1) earned ($)	Share-based awards ($)	Option-based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Lawrence Roulston[3]	Nil	Nil	43,152	Nil	Nil	Nil	43,152
E.B. Tucker[3]	Nil	Nil	21,576	Nil	Nil	Nil	21,576

(1)	Mr. Castano resigned as a director of the Corporation on August 31, 2016.
(2)	Mr. Robertson resigned as a director of the Corporation on October 8, 2016.
(3)	Mr. Roulston and Mr. Tucker were appointed as directors of the Corporation on March 1, 2017.
(4)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price on the vesting date. The stock option benefit is the grant date fair value has been calculated using the Black-Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards to Directors” for the “in-the-money” value of these options on May 31, 2017.

The Corporation has calculated the “grant date fair value” amounts in the ‘Option-based Awards’ column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the in-the-money options currently held by each director (based on Common Share price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the “Outstanding Share-Based and Option-Based Awards” table below.

Outstanding Share-Based and Option-based Awards to Directors

The following table sets out, for each director who is not an officer, the stock options to purchase Common Shares under the Option Plan (option-based awards) and share-based awards held as of the last financial year (May 31, 2017). The closing price of the Common Shares on the CSE on that date was $0.51 per share.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (vested-unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options [4] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
Charles Beaudry	100,000 – 0 166,667 – 0 166,667 – 0 25,000 – 0	$0.36 $0.21 $0.30 $0.58	02/28/19 07/15/21 11/15/21 03/06/22	15,000 50,000 35,000 0	N/A	N/A	N/A

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (vested-unvested)	Option exercise price (per share)	Option expiration date (m/d/y)	Value of unexercised ‘in-the-money’ options [4] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards that have vested but have not been paid out ($)
German Castano[1]	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Andrew Robertson[2]	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Lawrence Roulston[3]	83,000 – 0 50,000 – 0	$0.30 $0.58	11/15/21 03/06/22	17,430 0	N/A	N/A	N/A
E.B. Tucker[3]	233,333 – 0 100,000 – 0	$0.30 $0.58	11/15/21 03/06/22	49,000 0	N/A	N/A	N/A

(1)	Mr. Castano resigned as a director of the Corporation on August 31, 2016 and all unexercised stock options expired on November 29, 2016.
(2)	Mr. Robertson resigned as a director of the Corporation on October 8, 2016 and all unexercised stock options expired on January 7, 2017.
(3)	Mr. Roulston and Mr. Tucker were appointed as directors of the Corporation on March 1, 2017.
(4)

Options are “in the money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

The Board’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the directors. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year

The following table sets forth, for each director who is not an officer, the values of all incentive plan awards which vested or were earned during the Corporation’s last completed financial year.

Name	Value vested during the year		Value earned during the year - Non-equity incentive plan compensation ($)
	Option-based awards [4] ($)	Share-based awards[5] ($)
Charles Beaudry	1,250	Nil	Nil
German Castano[1]	Nil	Nil	Nil
Andrew Robertson[2]	Nil	Nil	Nil
Lawrence Roulston[3]	2,500	Nil	Nil
E.B. Tucker[3]	5,000	Nil	Nil

(1)	Mr. Castano resigned as a director of the Corporation on August 31, 2016.
(2)	Mr. Robertson resigned as a director of the Corporation on October 8, 2016.
(3)	Mr. Roulston and Mr. Tucker were appointed as directors of the Corporation on March 1, 2017.

(4)

The value of an option-based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price on the vesting date. The stock option benefit is the grant date fair value calculated using the Black-Scholes option pricing model, which is described above. See the table under “Share-based and Option-based Awards to Directors” for the “in-the-money” value of these options on May 31, 2017.

(5)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price on the vesting date.

Option-based Awards Exercised During the Year

The following table sets forth the particulars of option-based awards exercised during the Corporation’s last completed financial year by the directors.

Name	Securities Acquired on Exercise (#)	Exercise Price	Date of Exercise(m/d/y)	Aggregate Value Realized [4]($)
Charles Beaudry	66,667	$0.36	02/02/2017	8,667
German Castano[1]	Nil	N/A	N/A	N/A
Andrew Robertson[2]	Nil	N/A	N/A	N/A
Lawrence Roulston[3]	Nil	N/A	N/A	N/A
E.B. Tucker[3]	Nil	N/A	N/A	N/A

(1)	Mr. Castano resigned as a director of the Corporation on August 31, 2016.
(2)	Mr. Robertson resigned as a director of the Corporation on October 8, 2016.
(3)	Mr. Roulston and Mr. Tucker were appointed as directors of the Corporation on March 1, 2017.
(4)

Calculated using the closing market price of the Common Shares on the date(s) of exercise less the exercise price of the stock options multiplied by the number of Common Shares acquired. The closing market price was $0.49 on the date of exercise.

Management Contracts

Pursuant to a management service agreement dated May 15, 2017 between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation paid $14,500 per month to Seabord in consideration of Seabord providing office, reception, secretarial, accounting and corporate records services to the Corporation, including the services of the CFO and Corporate Secretary.

Seabord is a private Corporation wholly-owned by Michael D. Winn of Laguna Beach, California.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Corporation under its equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans(2)
Equity compensation plans approved by shareholders	4,100,000	0.32	1,588,521
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	4,100,000	0.32	1,588,521

(1)	Assuming outstanding options, warrants, bonus shares, and rights are fully vested.
(2)	Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

Description of Option Plan

The purpose of the Option Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Consultants and Employees, to reward such of those Directors, Consultants and Employees as may be awarded Options under the Option Plan by the Board from time to time for their contributions toward the long-term goals of the Corporation and to enable and encourage such Directors, Consultants and Employees to acquire Common Shares as long term investments.

The Board shall, from time to time and in its sole discretion, determine those Directors, Consultants and Employees, if any, to whom Options are to be awarded. The Board shall only grant Options to Consultants and Employees who are bona fide Consultants and Employees of the Corporation or a subsidiary of the Corporation, and the Board shall so represent if required by the Regulatory Authorities. The Board may, in its sole discretion, grant the majority of the Options to insiders of the Corporation. However, in no case shall:

(a)

the grant of an Option result in the aggregate number of Common Shares reserved for issuance to any one individual during any 12-month period upon the exercise of Options granted under the Plan or any other stock purchase or stock option plans exceed 5% of the issued Shares of the Corporation at the time of grant;

(b)	the aggregate number of Options granted to Consultants during any 12-month period exceed 2% of the outstanding Common Shares of the Corporation at the time of grant;

(c)

the aggregate number of Options granted to Employees who provide investor relations services during any 12-month period exceed 2% of the outstanding Common Shares of the Corporation at the time of grant unless otherwise permitted by the Regulatory Authorities; or

(d)	an individual receive Options to purchase more than 5% of the outstanding Shares of the Corporation in any 12-month period.

The price at which an Optionee may purchase a Common Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall not be less than the greater of the closing Market Price of the underlying securities on (a) the trading day prior to the date of grant of the Option and (b) the date of grant of the Option.

The number of Common Shares which shall be available for Directors, Consultants and Employees to acquire pursuant to Options granted under the Plan shall be that number which is equivalent to 10% of the Corporation’s issued and outstanding share capital at the time that an option is granted, unless the Plan is amended pursuant to the requirements of the applicable regulatory authorities. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of which the Option was not exercised shall again be available for the purposes of the Plan.

The Options may be exercisable for up to 5 years.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a Director, Officer or Employee of, or Consultant to, the Corporation or any subsidiary and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	90 days after ceasing to be a director or officer of the Corporation;

(c)	30 days after ceasing to be an Employee or Consultant of the Corporation; and

(d)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any of such positions the option will terminate concurrently.

The Options are not assignable. No Options have been granted under the Option Plan which are subject to Shareholder approval. The Option Plan does not permit Options to be transformed into stock appreciation rights.

Repricing of Stock Options

The Corporation did not make any downward repricing of stock options or stock appreciation rights.

CORPORATE GOVERNANCE

National Policy 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders’ interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of the CEO, President and other senior management and monitoring of their performance.

The Board recently adopted a written mandate setting out the foregoing obligations, and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation.

The Board considers that the following directors are “independent” in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding: Charles Beaudry, Lawrence Roulston, and E.B. Tucker. The Board considers that Brett Heath, President and CEO of the Corporation, is not independent because he is a member of management. Additionally, the Board considers that Tim Gallagher is not independent because he was the former President and CEO of the Corporation.

The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. Since the beginning of the Corporation’s last financial year, the independent directors did not hold any ad hoc meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation’s business.

The President and CEO is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

Descriptions of Roles

The Board has not established written descriptions of the positions of CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board or the committee.

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Directorships

Some of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuers	Director	Other Issuers
Brett Heath	N/A	Charles Beaudry	Orefinders Resources Inc.
Tim Gallagher	Xtierra Inc.	Lawrence Roulston	N/A
E.B. Tucker	N/A

Orientation and Continuing Education

The Corporation has not yet developed an official orientation or training program for new directors. However, when new directors are appointed, the Board ensures they are provided with access to relevant corporate and business information on the Corporation’s properties and on director responsibilities. As required, new directors have the opportunity to become familiar with the Corporation by meeting with the other directors and with officers who are experienced in corporate governance and have a good understanding of the Corporation’s business. Orientation activities are tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board

•	has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants.

•	has established a Whistleblower Policy which details complaint procedures for financial concerns.

•	encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

•	is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (“MD&A”) and press releases prior to distribution.

•	relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

•	actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the Canada Business Corporations Act as well as relevant securities regulatory instruments and stock exchange policies, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has responsibility for identifying new candidates for nomination for election as directors, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed of a majority of independent directors, regarding:

•	the appropriate size of the Board, the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

•

the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as directors.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has recently established the following committees. The functions and members of these committees are described below.

Compensation Committee: The Compensation Committee will be responsible for the review of all compensation (including stock options) paid by the Corporation to the Board, executive officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

The Committee consists of three directors, all of whom are independent (outside, non-management) directors (E.B. Tucker – (Committee Chairman), Charles Beaudry, and Lawrence Roulston). Each member of the Committee has direct experience relevant to their responsibilities on the Committee, including acting as officers and directors of other publicly traded companies so that they are familiar with remuneration in the Corporation’s industry.

Corporate Governance Committee: The Corporate Governance Committee will be responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

The Committee consists of three directors, all of whom are independent (outside, non-management) directors (E.B. Tucker – (Committee Chairman), Charles Beaudry, and Lawrence Roulston).

Assessments

At this time, the Board and the Corporate Governance Committee have not established a process to regularly assess the Board and its committees with respect to their effectiveness and contributions. Nevertheless, their effectiveness is subjectively measured on an ongoing basis by each director based on their assessment of the performance of the Board, its committees or the individual directors compared to their expectation of performance. In doing so, the contributions of an individual director are informally monitored by the other Board members, bearing in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators requires the Corporation’s Audit Committee to meet certain requirements. It also requires the Corporation to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee of the Board is principally responsible for:

•	recommending to the Board the external auditor to be nominated for election by the Corporation’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.

•	overseeing the work of the external auditor, including the resolution of disagreements between the auditor and management regarding the Corporation’s financial reporting.

•	pre-approving all non-audit services to be provided to the Corporation, by the auditor.

•	reviewing the Corporation’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Corporation.

•

reviewing the Corporation’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Corporation’s auditor reports directly to the Audit Committee.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Error! R eference source not found. to this Circular.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it is a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the USA other than the over-the-counter market, or a market outside of Canada and the USA) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Corporation is a ‘Venture Issuer’ (its securities are listed on the CSE, but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Corporation’s governing corporate legislation requires the Corporation to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Corporation. The Audit Committee complies with this requirement.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent(1)	Financially Literate(2)
Lawrence Roulston (Committee Chairman)	Yes	Yes
E.B. Tucker	Yes	Yes
Charles Beaudry	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience
Lawrence Roulston	Bachelor of Science – Geology University of British Columbia British Columbia

Mr. Roulston is a mining professional with over 35 years of diverse hands-on experience and currently provides business advisory and capital markets expertise to the junior and mid-tier sectors of the mining industry. From 2014 to 2016, he was President of Quintana Resources Capital, which provided resource advisory services for US private investors, focused primarily on streaming transactions. Prior to that, Mr. Roulston was a mining analyst and consultant, as well as the editor of “Resource Opportunities”, an independent investment publication focused on the mining industry. Mr. Roulston was also an analyst or executive with various companies in the resources industry, both majors and juniors and he has graduate- level training in business.

E.B. Tucker	Bachelor of Science – Business Administration with Area of Study - Finance College of Charleston Charleston, South Carolina USA

Mr. Tucker writes The Casey Report, a monthly investment advisory. Prior to that, Mr. Tucker served as analyst and lead analyst on Stansberry’s Investment Advisory and The Bill Bonner Letter respectively. Mr. Tucker was also a founding partner of KSIR Capital Management, an asset management firm focused on precious metal equities and he also co-founded KSIR Capital, a corporate finance advisory firm focused on the precious metals industry. He holds a B.Sc. in Business Administration with a focus in finance.

Charles Beaudry	Bachelor of Science - Geology University of Ottawa Ontario Masters - Geology McGill University Ontario

Mr. Beaudry has over 30 years experience in project generation, business development, exploration chemistry, hands-on project management, and has broad expertise in metallogenic modelling, project generation, geochemistry, QAQC, statistics and Six Sigma quality improvement methodologies.

Complaints

The Audit Committee has recently established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Audit Committee only”. Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Audit Committee did not receive any complaints during the last completed financial year.

The “Whistleblower Policy” will be reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding

De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on:

1.

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit), or

2.	an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
May 31, 2017	18,800	0	2,000	0
May 31, 2016	10,000	0	2,000	0

(1)	The aggregate fees billed by the Corporation’s auditor for audit fees.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column. These fees are related to the preparation of federal and provincial income tax returns.

(3)	The aggregate fees billed for professional services rendered by the Corporation’s auditor for tax compliance, tax advice and tax planning.

Reliance on Exemptions in NI 52-110 regarding

Audit Committee Composition & Reporting Obligations

Since the Corporation is a Venture Issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Corporation’s Annual Information Form, if any, and this Circular).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or who at any time during the last completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than disclosed in this Circular, the Corporation is not aware of any material interest of any executive officer, director or nominee for director, or anyone who has held office as such since the beginning of the Corporation’s last financial year, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors except for the current and future directors and executive officers of the Corporation and its subsidiaries, if any, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan, ratification of which will be sought at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Acquisition of High Stream Corp.

Pursuant to a stock purchase agreement dated September 1, 2016 (the “Purchase Agreement”) between the Corporation and High Stream Corp. (“High Stream”), a private specialty streaming and royalty finance company owned and controlled by Brett Heath and the Heath Family Trust, the Corporation acquired 100% of all of the issued and outstanding securities of High Stream (the  “Acquisition”).

Upon the completion of the Acquisition, High Stream’s President, Brett Heath, was appointed a director and President of the Corporation.

As consideration for the Acquisition, the Corporation issued 3,333,333 post consolidation Common Shares in exchange for all existing shares of High Stream. At the time the transaction closed, the share value was at a post consolidation price of $0.30 per share. Brett Heath was issued 2,850,000 Common Shares and the Heath Family Trust (not controlled by Brett Heath) was issued 483,333 Common Shares. The Common Shares were subject to vesting based on certain milestones achieved by the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board the only matters to be brought before the Meeting are those matters set forth in the Corporation’s Notice of Meeting.

1.	Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this report.

2.	Financial Statements, Audit Report and Management’s Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor’s report thereon, and the MD&A for the year ended May 31, 2017, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3.	Set Number of Directors to be Elected

The Corporation currently has five directors. Mr. Gallagher will not be standing for re-election. Accordingly, it will be proposed at the Meeting that four (4) directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at four (4).

4.	Election of Directors

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the constating documents of the Corporation or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State & Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation(4) During the Past Five Years	Number of Common Shares(5)
Charles Beaudry[1,2,3] Ontario, Canada	Director since December 2, 2010	Geological Consultant since May, 2013. Director, Xmet, Inc, since June, 2010. Former President and Chief Operating Officer, Xmet Inc. June 2010 to April 2013. General Manager, IAMGOLD Corporation from 2008 to 2009.	142,167
Brett Heath California, United States	President & Director since September 1, 2016 CEO since June 16, 2017	President of the Corporation since Sept 2016. Formerly Chairman and CEO of High Stream Corp. from 2015-2016. President of a private streaming Corporation from 2013-2015. Founding principal of KSIR Capital Management, a private asset management firm focused on precious metals from 2009-2012.	2,860,000
Lawrence Roulston[1,2,3] British Columbia, Canada	Director since March 1, 2017	Founder of WestBay Capital Advisors, a private Corporation providing advisory and capital market expertise to the mining industry. President of Quintana Resources Capital, a private Corporation providing advisory services for US private investors. Mining analyst and consultant as well as the editor of Resource Opportunities, an independent publication focused on the mining industry.	66,666
E. B. Tucker[1,2,3] Florida, United States	Director since March 1, 2017	Writer for The Casey Report, a monthly investment advisory letter. Analyst and lead analyst for Stansberry’s Investment Advisory and The Bill Bonner Letter. Founding partner of KSIR Capital Management, a private asset management firm focused on precious metals.	322,667

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(5)

Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

(6)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

To the best of the Corporation’s knowledge, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any Corporation (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant Corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that Corporation, or

(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that Corporation but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any Corporation (including the Corporation) that, while acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject, at any time, to any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for the proposed director.

other than as follows:

Mr. Roulston became a director of KBL Mining Ltd. (“KBL”) in March 2015, a company listed on the Australian Stock Exchange at the time, as a result of being the director nominee of Quintana Resources Capital ULC (an investor in KBL by way of a streaming transaction which was secured by KBL’s Mineral Hill mine). On September 7, 2016, Mr. Roulston resigned his position as director and on September 8, 2016, KBL was placed into voluntary administration and on September 19, 2016, receivers were appointed. KBL is working on a recapitalization so that it is financially able to continue and re-list its common shares for trading.

The above information has been furnished by the respective proposed directors individually.

5.	Appointment and Remuneration of Auditor

The management of the Corporation proposes to nominate KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia, for election as auditor of the Corporation to hold office until the close of the next Annual General Meeting of shareholders at a remuneration approved by the Audit Committee.

As required by section 4.11 of NI 51-102, a copy of the Corporation’s reporting package (which includes the Notice of Change of Auditor, a response letter from Collins Barrow Toronto LLP, the  Corporation’s former auditor, and a response letter from KPMG LLP, with respect to their appointment as successor auditor of the Corporation) is attached as Schedule “B”) to this Circular. The reporting package has bee reviewed and approved by the Board of Directors of the Corporation,

The Board recommends that Shareholders vote in favour of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the re-election of KPMG LLP, Chartered Professional Accountants, as the Corporation’s auditor.

6.	Approval of Share Compensation Plan

Background

The Corporation is proposing to replace the Option Plan with a share compensation plan (the “Share Compensation Plan”) that will provide for the granting of restricted share units (the “RSUs”) and options to purchase Common Shares (the “Options”). See “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS – Information Concerning the Existing Plan” for a description of the Option Plan.

The Share Compensation Plan will be a 10% “rolling” plan pursuant to which the number of Common Shares which may be issued pursuant to RSUs and Options granted under the Share Compensation Plan, and options previously granted under the Option Plan, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant; provided, however, that the total number of RSUs that may be issued under the Share Compensation Plan has been fixed at 1,309,848 RSUs.

The Share Compensation Plan will provide participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Corporation. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Corporation. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

If the Share Compensation Plan is approved by disinterested shareholders at the Meeting, no new options will be granted under the Option Plan. All outstanding options issued under the Option Plan will be governed by the Share Compensation Plan and the total number of outstanding options issued (but not exercised) under the Option Plan will count towards the maximum number of Options issuable under the Share Compensation Plan.

The following description of the Share Compensation Plan assumes that the Share Compensation Plan, as presented to shareholders, is approved at the Meeting. A copy of the proposed Share Compensation Plan is attached to this Circular as Schedule “C”.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Corporation and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Corporation and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Corporation or any officer or employee of any subsidiary of the Corporation and, solely for purposes of the grant of Options, any director of the Corporation or any director of any subsidiary of the Corporation, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Corporation) or Corporation that is not a U.S. Person that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an affiliate of the Corporation, other than services provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, or services that promote or maintain a market for the Corporation’s securities; (B) provides the services under a written contract between the Corporation or the affiliate and the individual or the Corporation, as the case may be; (C) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliate of the Corporation; and (D) has a relationship with the Corporation or an affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

Administration of the Share Compensation Plan

The Share Compensation Plan will be administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the compensation committee of the Board (the “Compensation Committee”). The Administrators will determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the stock exchange or quotation system where the Common Shares are listed on or through which the Common Shares are listed or quoted (the “Exchange”).

Number of Common Shares Issuance under the Share Compensation Plan

The number of Common Shares that will be available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issued pursuant to options outstanding under the Option Plan.

Under the Option Plan, the number of Common Shares available for issuance pursuant to options granted thereunder may not exceed 10% of the issued and outstanding number of Common Shares at the time of the grant (i.e., on a “rolling” basis) unless approved by a majority of the disinterested shareholders of the Corporation. As of the date of this Circular, the Corporation has 73,098,479 Common Shares issued and outstanding. The aggregate number of Common Shares that may be issued pursuant to options outstanding under the Option Plan is 7,309,848 Common Shares. The Common Shares that may be issued pursuant to options outstanding under the Option Plan will be included in the calculation of, and therefore will reduce, the total number of Common Shares that will be issuable pursuant to RSUs or Options under the Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options will apply as follows:

(a)

the total number of Common Shares issuable under the Share Compensation Plan or any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding, including the RSUs that may be awarded thereunder;

(b)

the total number of Common Shares issuable to any one Participant under the Share Compensation Plan and any other share compensation arrangements of the Corporation in a 12-month period cannot exceed 5% of the Common Shares then outstanding;

(c)

the total number of Common Shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements of the Corporation cannot exceed 10% of the Common Shares then outstanding;

(d)

the total number of Common Shares issuable to any one Consultant under the Share Compensation Plan and any other share compensation arrangements of the Corporation within any 12-month period cannot exceed 2% of the Common Shares then outstanding;

(e)

the total number of Common Shares issuable under the Share Compensation Plan and any other share compensation arrangements of the Corporation within a 12-month period to persons retained to provide Investor Relations Activities (defined in the Share Compensation Plan as “activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, subject to certain exclusions listed therein) shall not, at any time, exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to persons providing Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three-month period; and

(f)

the aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Corporation for the sale of the securities) or amount of Common Shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) U.S.$1,000,000; (ii) 15% of the total assets of the Corporation, measured at the Corporation’s most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares, measured at the Corporation’s most recent balance sheet date.

In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 1,309,848 RSUs.

(a)	Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan will be credited to an account that will be established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the Exchange for the five (5) consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof. The Administrators may permit a US Participant to defer the payment of shares following the vesting of RSUs, provided that such deferral is made pursuant to a written deferral election form (the “Deferral Agreement”) in the approved form.

(b)	Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the Administrators’ current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Corporation’s annual incentive compensation program, and performance-based vesting provisions as a component of the Corporation’s long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c)	Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting or as otherwise specified in the applicable Deferral Agreement; and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such Restricted Share Unit as set forth in the applicable RSU Agreement or as otherwise specified in the applicable Deferral Agreement). Notwithstanding the above, if a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred) or as otherwise specified in the applicable Deferral Agreement, but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issued on exercise of Options, together with any other share compensation arrangements of the Corporation, shall not exceed 10% of the number of issued and outstanding Common Shares from time to time.

(a)	Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

(b)	Vesting Provisions

The Share Compensation Plan provides that the Administrators may determine, in accordance with minimum vesting requirements of the Exchange, when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option Agreement will disclose any vesting conditions prescribed by the Administrators.

(c)	Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion (provided such determination does not exceed a maximum of one year), any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the termination of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

(d)	Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Discounted Market Price on the date of grant. “Discounted Market Price” is defined in the Share Compensation Plan as the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00; and “Market Price” is defined in the Share Compensation Plan as “as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange or quotation system, the Market Price shall be determined in good faith by the Administrators.

With respect to Options granted to U.S. Participants, the exercise price shall not be less than the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the Administrators such that Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Corporation or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US Participants will occur only to the extent and in a manner that will not result in the imposition of taxes under the United States Internal Revenue Code of 1986, as amended (the “Code”) and the 1933 Act.

A Participant may elect a cashless exercise, if permitted by the Exchange, which election will result in all of the Common Shares issuable on the exercise being sold, in accordance with the procedures set out in the Share Compensation Plan.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto. Changes or adjustments to Options and RSUs of US Participants will be made in a manner so as to not result in the imposition of taxes under section 409A of the Code and will comply with the vesting provisions of the Share Compensation Plan. The Administrators will adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

If there is a Change of Control transaction, the Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options shall vest or become exercisable, as applicable, at such time and in such manner as determined by the Administrators in their sole discretion such that Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Corporation or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators, subject, in the case of a US Participant, to the applicable requirements of Section 409A of the Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall:

(a)

not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants, such amendment will not result in the imposition of taxes under the Code;

(b)	be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c)	be subject to shareholder approval, where required, by the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments:

(i)

amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority, stock exchange or quotation system and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii)

amendments to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof), providing such amendments do not adversely alter or impair such RSU or Option;

(iv)

amendments to the termination provisions of any Option (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period) providing such amendments do not adversely alter or impair such Option;

(v)

amendments to the Share Compensation Plan that would permit the Corporation to retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi)	amendments to the Share Compensation Plan that would permit the Corporation to make lump sum cash payments to Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii)	the amendment of the cashless exercise feature set out in the Share Compensation Plan; and

(viii)	change the application of the Change of Control provisions in section 6.2 or the Reorganization Adjustments provisions in section 6.3); and

(ix)

be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Share Compensation Plan to an insider, as such terms is defined in the Securities Act (British Columbia).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)

increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d)	extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(e)	amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

Proposed Resolution and Board’s Recommendation

The ordinary resolution (the “Share Compensation Plan Resolution”), substantially in the form below, must be passed by at least a majority of the votes cast by disinterested shareholders at the Meeting.

“BE IT RESOLVED THAT:

1. the share compensation plan of the Corporation (the “Share Compensation Plan”) as described in the management information circular dated September29, 2017, attached as Schedule “C” thereto, is hereby approved, subject to the Corporation obtaining all required regulatory approvals;

2. the Corporation be and is hereby authorized to grant stock options and restricted share units pursuant to the terms and conditions of the Share Compensation Plan;

3.     the directors of the Corporation are hereby authorized to make such amendments to the Share Compensation Plan as the directors of the Corporation may, in their sole discretion, determine are necessary, desirable or useful to the extent permitted under the Share Compensation Plan, including, without limiting the generality thereof, authority, from time to time, to make amendments to the Share Compensation Plan without the approval of or further authority from the shareholders of the Corporation, but only as specifically permitted in the Share Compensation Plan and such other amendments as may be acceptable to the stock exchange or quotation system where the common shares of the Corporation are listed on or through which the common shares of the Corporation are listed or quoted, as necessary; and

4. any director or officer of the Corporation is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to these resolutions.”

The Board has unanimously approved the Share Compensation Plan and recommends to disinterested shareholders of the Corporation that they vote FOR the Share Compensation Plan. Unless the disinterested shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the Share Compensation Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Share Compensation Plan Resolution.

7.	If the Share Compensation Plan is not Approved, Ratification of Stock Option Plan

The Board has adopted the Option Plan as described under ‘Executive Compensation – Description of Stock Option Plan’.

If the Share Compensation Plan is not approved, the Board and Management of the Corporation consider it to be in the best interests of the Corporation and that it is good corporate practice to seek Shareholder approval for the Option Plan as described under ‘Executive Compensation – Description of Stock Option Plan’ above. The TSX Venture Exchange, a senior exchange to the CSE requires annual approval of continuation of any rolling option plans, and consequently, the Board and Management also consider it a good corporate practice to seek Shareholder approval for continuation of the Option Plan on an annual basis. Accordingly the Corporation will present the following ordinary resolution to the Shareholders for consideration and approval at the Meeting:

“BE IT RESOLVED THAT the Stock Option Plan, approved and adopted by the Corporation’s Board of Directors, be and is hereby ratified and approved until the next annual general meeting of the Corporation.”

Following approval of the Option Plan by the Shareholders, any options granted pursuant to the Option Plan will not require further shareholder or Exchange approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

The Board recommends that Shareholders vote in favour of the proposed resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

8.	Continuation into British Columbia and Adoption of New Constating Documents

General

The Corporation is currently governed by the Canada Business Corporations Act (the “CBCA”). The board of directors proposes to continue (the “Continuance”) the Corporation from the laws of Canada under the CBCA, to the laws of British Columbia under the Business Corporations Act (British Columbia) (the “BCBCA”). Management of the Corporation has determined and believes that it is in the best interest and will be more efficient and cost effective for the Corporation to be governed by the laws of British Columbia.

Continuance Process

In order to continue as a company under the BCBCA the following principal steps must be taken:

•	pursuant to the provisions of the CBCA, the Corporation must obtain the approval of the shareholders by special resolution, being a resolution passed by a majority of not less than two thirds of the votes cast in person or by proxy at the Meeting;

•

if the Continuance is approved by shareholders at the Meeting, the Corporation must make application to the Registrar under the BCBCA to continue under the BCBCA and it must also make application to the Director under the CBCA for a Certificate of Discontinuance under the CBCA.

The foregoing does not purport to be a comprehensive statement of the steps needed to continue the Corporation to British Columbia, rather, it is a broad outline of the steps involved. A comparison of the CBCA and BCBCA is attached as Schedule “D”.

Upon the Continuance to British Columbia becoming effective, the Corporation will be deemed to have been incorporated under and will be subject to the BCBCA, and will cease to be a corporation existing under the CBCA.

The Continuance, if approved, will effect a change in the legal domicile of the Corporation as of the effective date and time thereof and will affect certain of the rights of shareholders as they currently exist under the CBCA and the current Articles of Incorporation and general by-law No. 1 (the “By-laws”) of the Corporation. Management to the Corporation is of the view that the BCBCA will provide to shareholders substantively the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions and that shareholders will not be adversely affected by the Continuance. However, shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Notice of Articles and new form of Articles

The Continuance will involve the issuance of a Notice of Articles and will require the adoption by the Corporation of Articles (“Articles”) pursuant to the BCBCA, copies of which are attached to this Circular as Schedule “E”, and will be presented at the Meeting. Upon the Continuance of the Corporation to British Columbia becoming effective, the Notice of Articles and the Articles will replace the existing Articles of Incorporation and the By-laws.

Under the BCBCA, a company is permitted in its articles to set out the type of approval required for certain corporate changes. Under the BCBCA, a company’s articles will stipulate the requisite resolution, which may include a directors’ resolutions, to, among other things, make alterations to the company’s authorized share structure, the subdivision or consolidation of its shares and to alter the notice of articles in order to change its name. By contract, under the CBCA, fundamental changes that would require an amendment to the articles, such as subdivisions and consolidations, and name changes, are required to be approved by way of a special resolution of shareholders.

As a result, as permitted under the BCBCA, management and the Board are proposing that the Corporation’s Articles provide for the following matters to require approval by way of a directors’ resolution only, and not require a shareholders’ resolution (recognizing that regulatory authorities may require shareholder approval in certain cases in any event):

(a)	a subdivision of all or any of the unissued, or fully paid issued, shares

(b)	a consolidation of all or any of the unissued, or fully paid issued, shares; and;

(c)	a change of name of the company.

Other alterations will continue to require shareholder approval, albeit by way of an ordinary resolution requiring a majority of at least 50% plus one vote of the votes cast on the resolution, rather than a special resolution. Any such change would continue to be subject to the applicable securities laws and the rules and policies of applicable stock exchanges (which may require shareholder approval in certain cases).

Under the BCBCA, a company is permitted in its articles to include provisions requiring advance notice of director nominees from shareholders (the “Advance Notice Provisions”). The purpose of the Advance Notice Provisions is to ensure that an orderly nomination process is observed, that shareholders are well-informed about the identity, intentions and credentials of director nominees and that shareholders vote in an informed manner after having been afforded reasonable time for appropriate deliberation. Accordingly, management and the Board is of the view that the adoption of the Advance Notice Provisions is in the best interests of the Corporation, its shareholders and other stakeholders and is proposing that the Corporation’s Articles contain the Advance Notice Provisions.

Among other things, the Advance Notice Provisions fix a deadline by which shareholders must provide notice to the Corporation of nominations for election to the Board. The notice must include all information that would be required to be disclosed, under applicable corporate and securities laws, in a dissident proxy circular in connection with the solicitations of proxies for the election of directors relating to the Shareholder making the nominations (as if that Shareholder were a dissident soliciting proxies) and each person that the Shareholder proposes to nominate for election as a director. In addition, the notice must provide information as to the shareholdings of the Shareholder making the nominations, confirmation that the proposed nominees meet the qualifications of directors and residency requirements imposed by corporate law, and confirmation as to whether each proposed nominee is independent for the purposes of NI 52-110. The deadline by which the notice must be delivered to the Corporation is set out in the table below.

Meeting Type	Nomination Deadline

Annual meeting of shareholders

Either (a) no more than 10 days after the date of the first public filing or announcement of the date of the meeting, if the meeting is called for a date that is fewer than 50 days after the date of that public filing or announcement or (b) no fewer than 30 days and no more than 65 days prior to the date of the meeting.

Special meeting of shareholders (which is not also an annual meeting)	No more than 15 days after the date of the first public filing or announcement of the date of the meeting.

The Advance Notice Provisions do not affect nominations made pursuant to shareholder proposals or the requisition of a meeting of shareholders, in each case made in accordance with the provisions of the Act. The full text of the Advance Notice Provisions are contained in the Articles attached as Error! Reference source not found. hereto.

Continuance Resolution

Accordingly, the shareholders are being asked to pass a special resolution (the “Continuance Resolution”), the text of which is set out below, subject to regulatory approval, authorizing the Continuance and the adoption of the form of Articles under the provisions of the BCBCA.

Upon the Continuance under the BCBCA becoming effective, the Corporation will become a Corporation to which the BCBCA applies as if it had been incorporated under the BCBCA, and the CBCA will cease to apply to the Corporation. Upon the Continuance becoming effective, shareholders will continue to hold one (1) Common Share of the Corporation for each one Common Share of the Corporation currently held. The principal attributes of the Common Shares of the Corporation after Continuance will be identical to the corresponding shares of the Corporation prior to the Continuance other than differences in shareholders’ rights under the CBCA and the BCBCA, a summary of which is provided below.

The directors and officers of the Corporation immediately following the Continuance will be identical to the directors and officers of the Corporation immediately prior to the Continuance. As of the effective date of the Continuance, the election, duties, resignations and removal of the Corporation’s directors and officers shall be governed by the BCBCA, and the proposed Articles, as approved by the shareholders and adopted by the directors of the Corporation.

In the event that shareholder approval to the Continuance Resolution is not given, the Corporation will continue to be governed by the provisions of the CBCA.

Procedure

Under the CBCA, in order to effect the Continuance of the Corporation from the laws of Canada to the laws of British Columbia, the Corporation must obtain the approval of its shareholders by way of special resolution under the CBCA, being a resolution passed by not less than two-thirds of the votes cast in person or by proxy at the Meeting. The Corporation must also make a written application to the Director under the CBCA for consent to continue into another jurisdiction.

If the Continuance Resolution is passed, after the Meeting the Corporation intends to file the aforesaid application and other prescribed documents under the BCBCA with the Registrar under the BCBCA to obtain a Certificate of Continuance. Pursuant to the CBCA, the Corporation will cease to be governed by the CBCA on and after the date on which the Director under the CBCA issues a Certificate of Discontinuance, which would be issued on the date the Corporation continued under the laws of British Columbia.

Notwithstanding the Continuance of the Corporation from the laws of Canada to the laws of British Columbia, the BCBCA provides that any existing cause of action, claim or liability to prosecution is unaffected; and a legal proceeding being prosecuted or pending by or against the Corporation before the Continuance may be prosecuted by or its prosecution may be continued, as the case may be, by or against the Corporation.

Holders of Common Shares have the right to dissent to the Continuance under section 190 of the CBCA. However, if the Corporation anticipates any substantial cost to it as a result of the exercise of dissent rights, it may decide not to proceed with the Continuance.

Shareholders’ Rights of Dissent in Respect of the Continuance Resolution

Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes, including the Continuance (‘‘Dissent Rights’’). Any registered shareholder who dissents from the Continuance Resolution in compliance with section 190 of the CBCA (each, a “Dissenting Shareholder”), will be entitled to be paid the fair value of the Corporation shares held by such Dissenting Shareholder determined as of the close of business on the day before the day the Continuance Resolution is adopted.

Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that only a registered shareholder may exercise the Dissent Rights in respect of Common Shares that are registered in that shareholder’s name.

In many cases, shares beneficially owned by a non-registered holder are registered either: (a) in the name of an Intermediary, or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise its Dissent Rights directly (unless the shares are re registered in the nonregistered holder’s name). A non-registered holder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the non-registered holder deals in respect of its shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the non-registered holder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the non-registered holder, in which case the non-registered holder would be able to exercise the Dissent Rights directly.

A registered shareholder who wishes to dissent must provide a dissent notice to the Corporation at its registered office at DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada, to be received not later than 10:00 a.m. (Vancouver time) on November 2, 2017 or on the day which is two business days immediately preceding any adjourned or postponed Meeting. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the Dissent Rights.

The filing of a dissent notice does not deprive a registered shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a registered shareholder who has submitted a dissent notice and who votes for the Continuance Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted for the Continuance Resolution, being the Common Shares. The CBCA does not provide, and the Corporation will not assume, that a proxy submitted instructing the proxyholder to vote against the Continuance Resolution or an abstention constitutes a dissent notice, but a registered shareholder need not vote its Common Shares against the Continuance Resolution in order to dissent.

Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Continuance Resolution does not constitute a dissent notice. However, any proxy granted by a registered shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Continuance Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Continuance Resolution and thereby causing the registered shareholder to forfeit its Dissent Rights.

The Corporation is required, within ten (10) days after shareholders adopt the Continuance Resolution, to notify each Dissenting Shareholder that the Continuance Resolution has been adopted. Such notice is not required to be sent to any shareholder who voted for the Continuance Resolution or who has withdrawn its dissent notice.

A Dissenting Shareholder who has not withdrawn its dissent notice prior to the Meeting must then, within twenty (20) days after receipt of notice that the Continuance Resolution has been adopted, or if the dissenting holder does not receive such notice, within twenty (20) days after learning that the Continuance Resolution has been adopted, send to the Corporation a written notice (a “Demand for Payment”) containing its name and address, the number of Common Shares in respect of which he or she dissents (the “Dissenting Common Shares”), and a demand for payment of the fair value of such Common Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting Shareholder must send to the Corporation or its transfer agent certificates representing Common Shares in respect of which he or she dissents. TSX Trust will endorse on share certificates received from a dissenting holder a notice that the holder is a dissenting holder and will forthwith return the share certificates to the dissenting holder. A Dissenting Shareholder who fails to make a Demand for Payment in the time required or to send certificates representing Dissenting Common Shares has no right to make a claim under section 190 of the CBCA.

Under section 190 of the CBCA, a Dissenting Shareholder ceases to have any rights as a shareholder in respect of its Dissenting Common Shares other than the right to be paid the fair value of the Dissenting Common Shares unless (i) the dissenting holder withdraws its Dissent Notice before the Corporation makes an offer to pay (“Offer to Pay”), (ii) the Corporation fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting Shareholder withdraws the Demand for Payment, or (iii) the directors of the Corporation revoke the Continuance Resolution, in which case the Dissenting Shareholder’s rights as a shareholder will be reinstated.

The Corporation is required, not later than seven (7) days after the later of the day that the Continuance becomes effective and the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting Common Shares in an amount considered by the Board of Directors to be the fair value of the Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The Corporation must pay for the Dissenting Common Shares of a Dissenting shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if the Corporation does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay for a Dissenting Shareholder’s Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, the Corporation may, within fifty (50) days after the day that the Continuance becomes effective or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If the Corporation fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

If the Corporation or a Dissenting Shareholder makes an application to court, the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel.

Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Common Shares of all dissenting holders. The final order of a court will be rendered against the Corporation in favour of each dissenting holder for the amount of the fair value of its Dissenting Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the day that the Continuance becomes effective until the date of payment.

The foregoing is only a summary of the Dissenting Shareholder provisions of the CBCA which are technical and complex. A complete copy of section 190 of the CBCA is attached as Schedule “F” to this Circular. It is recommended that any registered shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA may prejudice its Dissent Rights.

The Continuance Resolution

Based on the foregoing discussion, the Corporation’s management believes that it is in the best interest of the Corporation and the Corporation’s shareholders to transfer its governing jurisdiction to British Columbia under the BCBCA.

Therefore, at the Meeting shareholders will be asked to approve, as a special resolution, the Continuance Resolution in the following form:

“RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

the Corporation be authorized to undertake and complete the Continuance (as more particularly described in the Information Circular relating to the Meeting) from the laws of Canada pursuant to Section 188 of the Canada Business Corporations Act, to the laws of the Province of British Columbia pursuant to Section 302 of the Business Corporations Act (British Columbia), and any one director or officer of the Corporation be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto;

2.

the Corporation be authorized to apply to the Director appointed under the Canada Business Corporations Act for authorization to permit the Corporation to apply to the Registrar of Companies appointed under the Business Corporations Act (British Columbia) for a Certificate of Continuation continuing the Corporation as if it had been incorporated under the laws of British Columbia;

3.

the Corporation be authorized to apply to the Registrar of Companies appointed under the Business Corporations Act (British Columbia) to continue as a corporation in British Columbia pursuant to the Business Corporations Act (British Columbia) under the name “Metalla Royalty & Streaming Ltd.”;

4.

effective on the date of such continuation as a company under the Business Corporations Act (British Columbia) on the issuance of the Certificate of Continuation, the Corporation adopt the notice of articles (the “Notice of Articles”) and articles (the “Articles”) substantially in the form presented at the Meeting to replace the existing Articles of Incorporation and by-laws of the Corporation, and such Notice of Articles and Articles be, and they are hereby authorized and approved;

5.	the Corporation be authorized to appoint an agent to electronically file the Continuation Application with the Registrar of Companies appointed under the Business Corporations Act (British Columbia);

6.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the board of directors of the Corporation are hereby authorized, at their discretion, to determine, at any time, not to proceed with the Continuance, without further approval of the shareholders of the Corporation; and

7.

any one or more of the directors and officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE CONTINUANCE RESOLUTION.

Unless instructed otherwise, the persons designated in the enclosed form of proxy intend to vote FOR the Continuance Resolution.

To be effective, the Continuance Resolution must be approved by at least two-thirds of the votes cast thereon at the Meeting.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-696-0741) or e-mail (kcasswell@seabordservices.com) to request copies of the Corporation’s financial statements and MD&A.

Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A which are filed on SEDAR.

DATED this 28th day of September, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM C. CASSWELL
Secretary

SCHEDULE “A”

CHARTER
FOR
THE AUDIT COMMITTEE
OF
THE BOARD OF DIRECTORS

I.	MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Metalla Royalty & Streaming Ltd. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.	STRUCTURE AND OPERATIONS

A.	Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.	Qualifications

Each member of the Committee must meet the independence requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the “AC Rules”) unless an exemption is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable AC Rules) from, or be an “affiliated person” (as such term is defined under applicable AC Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable AC Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable AC Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be “financially sophisticated” in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. An “audit committee financial expert” (as such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K) is presumed to qualify as financially sophisticated.

C.	Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.	Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.	Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.	Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.	DUTIES

A.	Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B.	Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1.	Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2.	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.

Require the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company to report directly to the Committee.

4.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6.	Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7.

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non- audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8.

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9.

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10.	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11.

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12.	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

(b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13.

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14.

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15.

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

16.	Review and approve related party transactions if required under applicable AC Rules.

Manner of Carrying Out its Mandate

17.

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18.	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19.	Have the authority, if it deems it necessary or appropriate, to engage independent legal counsel, and accounting or other advisers to advise the Committee.

20.	Meet separately, if it deems it necessary or appropriate, with management and the Auditor.

21.	Make periodic reports to the Board as is necessary or required.

22.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23.	Annually review the Committee’s own performance.

24.	Provide an open avenue of communication between the Auditor and the Board.

25.

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.	Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.	Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This Charter was approved by the Board of Directors on July 26, 2017.

SCHEDULE “B”

REPORTING PACKAGE

METALLA ROYALTY & STREAMING LTD.
Suite 501 - 543 Granville Street
Vancouver, British Columbia
Canada V6C 1X8
Tel: 604 696-0741

(the "Company")

NOTICE OF CHANGE OF AUDITOR
(the "Notice")

To: **Collins Barrow Toronto LLP, Chartered Professional Accountants**
And To: **KPMG LLP, Chartered Professional Accountants**

Pursuant to Section 4.11 of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"), the Company hereby advises that the board of directors of the Company has resolved to propose to shareholders at its next annual general meeting that KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia be appointed auditors of the Company in the place of Collins Barrow Toronto LLP, Chartered Professional Accountants, of Toronto, Ontario.

The decision to propose the appointment of KPMG LLP (the "Successor Auditor") in the place of Collins Barrow Toronto LLP. (the "Former Auditor") as auditor of the Company, has also been approved by the audit committee of the Company.

(a) at the request of the Company, Collins Barrow Toronto LLP, Chartered Professional Accountants, the former auditor, tendered its resignation effective August 16, 2017;

(b) the Company requested KPMG LLP, Chartered Professional Accountants, 777 Dunsmuir Street, 11th floor Vancouver BC V7Y 1K3 Canada, Vancouver, British Columbia Canada V6C 2G8, become the successor auditor of the Company effective August 16, 2017;

(c) Collins Barrow Toronto LLP has not expressed any reservation in its report for the most recently completed fiscal year of the Company, nor for the period from the most recently completed period for which Collins Barrow Toronto LLP issued an audit report in respect of the Company and the date of this Notice;

(d) there was no "reportable event" cited by Collins Barrow Toronto LLP in connection with the most recently completed fiscal year of the Company nor for the period from the most recently completed period for which Collins Barrow Toronto LLP issued an audit report in respect of the Company and the date of this Notice as defined in section 4.11(i) of NI 51-102.

Dated as of the 16th day of August, 2017.

METALLA ROYALTY & STREAMING LTD.

William Tsang, Chief Financial Officer

COLLINS BARROW

Collins Barrow Toronto
Collins Barrow Place
11 King Street West
Suite 700, PO Box 27
Toronto, Ontario M5H 4C7
Canada
T: 416.480.0160
F: 416.480.2646

toronto.collinsbarrow.com

August 16, 2017

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Metalla Royalty & Streaming Ltd. (the "Company")
Notice Pursuant to National Instrument 51-102 - Change of Auditor ("Notice")

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated August 16, 2017 given by the Company to ourselves and KPMG LLP, Chartered Professional Accountants.

Based on our knowledge of such information at this date, we agree with the statements set out in the Notice.

Yours truly,

COLLINS BARROW TORONTO LLP

Collins Barrow Toronto LLP

This office is independently owned and operated by Collins Barrow Toronto LLP.
The Collins Barrow trademarks are owned by Collins Barrow National Cooperative Incorporated and are used under license.

An independent member of BAKER TILLY INTERNATIONAL

KPMG

KPMG LLP
Chartered Professional Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

August 16, 2017

Dear Sir/Madam

Re: Notice of Change of Auditors of Metalla Royalty & Streaming Ltd.

We have read the Notice of Metalla Royalty & Streaming Ltd. dated August 16, 2017 and are in agreement with the statements contained in such Notice, except that we have no basis to agree or disagree with the statement that there have been no reportable events between the Company and the Former Auditors.

Yours very truly

KPMG LLP

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

SCHEDULE “C”

METALLA STREAMING & ROYALTY LTD.

SHARE COMPENSATION PLAN

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)	“Account” has the meaning attributed to that term in section 4.8;

(c)	“Administrators” means the Board or such other persons as may be designated by the Board from time to time;

(d)	“Affiliate” has the meaning attributed to that term in the Securities Act (British Columbia)

(e)	“Associate” has the meaning attributed to that term in the Securities Act (British Columbia);

(f)	“Award Date” means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(g)

“Blackout Period” means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation’s policy respecting restrictions on directors’, officers’ and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(h)	“Board” means the board of directors of the Corporation from time to time;

(i)	“Business Day” means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

(j)	“Change of Control” means:

(i)

the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii)

the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii)

the completion of a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(k)	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

(l)	“Common Shares” means the common shares of the Corporation;

(m)	“Consultant” means an individual (other than an employee or a director of the Corporation) or company that is not a U.S. Person that:

(A)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, or services that promote or maintain a market for the Corporation’s securities;

(B)	provides the services under a written contract between the Corporation or the Affiliate and the individual or the company, as the case may be;

(C)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

(D)	has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(n)	“Corporation” means Metalla Streaming & Royalty Ltd., a corporation existing under the Canada Business Corporations Act and the successors thereof;

(o)

“Discounted Market Price” means the Market Price of the Common Shares, less a discount of up to 25% if the Market Price is $0.50 or less; up to 20% if the Market Price is between $2.00 and $0.51; and up to 15% if the Market Price is greater than $2.00;

(p)	“Effective Date” means •, 2017;

(q)	“Eligible Person” means:

(i)

any officer or employee of the Corporation and/or any officer or employee of any Subsidiary of the Corporation and, solely for purposes of the grant of Options, any director of the Corporation and/or any director of any Subsidiary of the Corporation; and

(ii)	a Consultant;

(r)

“Event of Termination” means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(s)	“Exchange” means any stock exchange or quotation system in Canada where the Common Shares are listed on or through which the Common Shares are listed or quoted;

(t)	“Grant Date” means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(u)	“insider” has the meaning attributed to that term in the Securities Act (British Columbia);

(v)	“Insider Participant” means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(w)

“Investor Relations Activities” means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:

(A)	to promote the sale of products or services of the Corporation, or

(B)	to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii)	activities or communications necessary to comply with the requirements of:

(A)	applicable securities laws;

(B)	the by-laws, rules or other regulatory instruments of the Exchange or any other self-regulatory body or exchange having jurisdiction over the Corporation;

(iii)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)	activities or communications that may be otherwise specified by the Exchange.

(x)

“Market Price” means, as of any date, the closing price of the Common Shares on the Exchange for the last market trading day prior to the date of grant of the Option or if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators;

(y)	“Market Value” means, on any date, the volume weighted average price of the Common Shares traded on the Exchange for the five (5) consecutive trading days prior to such date;

(z)

“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(aa)	“Option” means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(bb)	“Option Agreement ” has the meaning ascribed to that term in section 3.2;

(cc)	“Participant” means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(dd)	“Payout Date” means the day on which the Corporation pays to a Participant the Market Value of the RSUs that have become vested and payable;

(ee)	“Plan” means this share compensation plan, as amended, replaced or restated from time to time;

(ff)

“reserved for issuance” refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(gg)	“Restricted Share Unit” means a right granted in accordance with section 4.1 hereof to receive one Common Share that becomes vested in accordance with section 4.3;

(hh)	“Restricted Share Unit Agreement ” has the meaning ascribed to that term in section 3.2;

(ii)	“Restricted Share Unit Deferral Agreement” has the meaning ascribed to that term in section 4.5;

(jj)

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Corporation and any of its Subsidiaries or to Consultants;

(kk)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia) and “Subsidiaries” shall have a corresponding meaning;

(ll)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(mm)

“U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan;

(nn)	“U.S. Person” means a “U.S. person”, as such term is defined in Regulation S under the 1933 Act; and

(oo)	“Withholding Obligations” has the meaning ascribed to that term in section 4.6.

1.2	Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4

References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5

Currency: All references in this Plan or in any agreement entered into under this Plan to “dollars”, “$” or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2.	PURPOSE AND ADMINISTRATION OF THE PLAN

2.1

Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2	Common Shares Subject to the Plan:

(a)

The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement, including the Restricted Share Units that may be awarded under section 4);

(b)

The number of Common Shares issuable under the Plan to any one Participant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) in a 12 month period shall not exceed 5% of the issued and outstanding Common Shares from time to time;

(c)

The number of Common Shares issuable under the Plan to Insider Participants (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 10% of the issued and outstanding Common Shares;

(d)

The number of Common Shares issuable under the Plan to any one Consultant within a 12 month period (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 2% of the issued and outstanding Common Shares;

(e)

The number of Common Shares issuable under the Plan within a 12 month period to all Eligible Persons retained to provide Investor Relations Activities (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to any and all Eligible Persons providing Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period; and

(f)

The aggregate sales price (meaning the sum of all cash, property, notes, cancellation of debt, or other consideration received or to be received by the Corporation for the sale of the securities) or amount of Common Shares issued during any consecutive 12-month period will not exceed the greatest of the following: (i) U.S.$1,000,000; (ii) 15% of the total assets of the Corporation, measured at the Corporation's most recent balance sheet date; or (iii) 15% of the outstanding amount of the Common Shares of the Corporation, measured at the Corporation's most recent balance sheet date.

2.3

Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;

(b)

determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c)	interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d)	subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional;

(e)

require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable laws, including without limitation, exemptions from the registration requirements of the 1933 Act and applicable state securities laws; and

(f)	make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3.	ELIGIBILITY AND PARTICIPATION IN PLAN

3.1

The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof. The Corporation and each Participant acknowledge that they are responsible for ensuring and confirming that such Participant is a bona fide Eligible Person entitled to receive Options or Restricted Share Units, as the case may be.

3.2

Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement (“Restricted Share Unit Agreement”) between the Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement (“Option Agreement”) between the Corporation and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

4.	AWARD OF RESTRICTED SHARE UNITS

4.1	Award of Restricted Share Units: Subject to section 2.2, the total number of Restricted Share Units that may be awarded pursuant to this section shall not exceed 1,309,847 Restricted Share Units.

The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons. In awarding any Restricted Share Units, the Administrators shall determine:

(a)	to whom Restricted Share Units pursuant to the Plan will be awarded;

(b)	the number of Restricted Share Units to be awarded and credited to each Participant’s Account;

(c)	the Award Date; and

(d)	subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant’s Account effective as of the Award Date.

4.2	Restricted Share Unit Agreement: Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3	Vesting:

(a)

Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Restricted Share Units.

(b)

For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c)	Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d)

Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4

Blackout Periods: Should the date of vesting of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5

Vesting and Settlement: As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan and with respect to a U.S. Participant, no later than 60 days thereafter, but subject to subsection 4.3(d), a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion):

(a)	a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant’s Account multiplied by the Market Value of a Common Share on the Payout Date;

(b)

the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(c)	any combination of the foregoing.

Notwithstanding the foregoing, the Administrators may permit a U.S. Participant to defer the payment of shares following the vesting of Restricted Share Units, provided that such deferral is made pursuant to a written deferral election form (the “Restricted Share Unit Deferral Agreement”) between the Corporation and the U.S. Participant that complies with the requirements of Section 409A of the Code, substantially in the form as set out in Exhibit D or in such other form as the Administrators may approve from time to time.

4.6

Taxes and Source Deductions: the Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares (“Withholding Obligations”). Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.7	Rights Upon an Event of Termination:

(a)

If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant’s Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof. With respect to each Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and shares issued as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 60 days following such date of vesting or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement.

(b)

If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant’s Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled. With respect to any Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement.

(c)

Notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Corporation’s retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant’s Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred) or as otherwise specified in the applicable Restricted Share Unit Deferral Agreement, but only if the performance vesting criteria, if any, are met on the applicable date.

(d)

For greater certainty, if a Participant’s employment is terminated for just cause, each unvested Restricted Share Unit in the Participant’s Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e)

For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8

Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an “Account”). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant’s Account will be cancelled.

4.9	Record Keeping: the Corporation shall maintain records in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Restricted Share Units credited to each Participant’s Account;

(c)	any and all adjustments made to Restricted Share Units recorded in each Participant’s Account; and

(d)	any other information which the Corporation considers appropriate to record in such records.

5.	GRANT OF OPTIONS

5.1

Grant of Options: Subject to section 2.2, the total number of Common Shares reserved and available for grant pursuant to this section on exercise of Options (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the number of issued and outstanding Common Shares from time to time.

The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

(a)	to whom Options pursuant to the Plan will be granted;

(b)	the number of Options to be granted, the Grant Date and the exercise price of each Option;

(c)	the expiration date of each Option; and

(d)	subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Discounted Market Price on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the exercise price shall not be less than the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

5.2	Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3	Vesting:

(a)

Subject to subsection 2.2(e) above with respect to grants to Eligible Persons providing Investor Relations Activities, at the time of the grant of any Options, the Administrators shall determine, in accordance with minimum vesting requirements of the Exchange, the vesting criteria applicable to such Options.

(b)

The Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option Agreement will disclose any vesting conditions prescribed by the Administrators.

5.4

Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the Grant Date. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5	Exercise of Option:

Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term and subject to the provisions of Section 5.9 hereof as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.6	Payment and Issuance:

(a)

Upon actual receipt by the Corporation or its agent of the materials required by subsection 5.5 and receipt by the Corporation of a cheque or other form of acceptable payment for the aggregate exercise price, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate exercise price for the Options being exercised.

(b)

Without limiting the foregoing, and unless otherwise determined by the Administrators or not compliant with any applicable laws, (i) cashless exercise of Options shall only be available to a Participant who was granted and is exercising such Options outside the United States as a non-U.S. Person in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada that permits cashless exercise, the Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options, and (ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Corporation and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Corporation shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

5.7

Cashless Exercise: Provided that the Common Shares are listed and posted for trading on a stock exchange or market that permits cashless exercise, a Participant may elect a cashless exercise in a notice of exercise, which election will result in all of the Common Shares issuable on the exercise being sold. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price referred to above. Instead the following provisions will apply:

(a)

The Participant will instruct a broker selected by the Participant to sell through the stock exchange or market on which the Common Shares are listed or quoted, the Common Shares issuable on the exercise of Options, as soon as possible upon the issue of such Common Shares to the Participant at the then applicable bid price of the Common Shares.

(b)

Before the relevant trade date, the Participant will deliver the exercise notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant’s Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the exercise price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(c)	The broker will deliver to the Participant the remaining proceeds of sale, net of any brokerage commission or other expenses.

For greater certainty in this Section 5.7, the Participant acknowledges that the TSX Venture Exchange does not permit cashless exercise.

5.8

Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.9	Rights Upon an Event of Termination:

(a)

If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b)

Except as otherwise stated herein or otherwise determined by the Administrators in their discretion (provided such determination does not exceed a maximum of one year), upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i)	the expiry of the Option; and

(ii)	six months after the date of the Event of Termination.

(c)

Notwithstanding the foregoing subsections 5.9(a) and (b), if a Participant’s employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d)

For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.10	Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a)	the name and address of each holder of Options;

(b)	the number of Common Shares subject to Options granted to each holder of Options;

(c)	the term of the Option and exercise price, including adjustments for each Option granted; and

(d)	any other information which the Corporation considers appropriate to record in such register.

6.	GENERAL

6.1	Effective Date of Plan: The Plan shall be effective as of the Effective Date.

6.2

Change of Control: If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, the Administrators may, in their sole discretion, determine that any or all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that will not result in the imposition of taxes under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only to the extent such surrender or other modification will not result in the imposition of taxes under Section 409A of the Code.

6.3	Reorganization Adjustments:

(a)

In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of company assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators’ sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b)

Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be made in a manner so as to not result in the imposition of taxes under Section 409A of the Code and will comply with the requirements in subsection 4.3(d).

(c)

The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d)

The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4	Amendment or Termination of Plan:

The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a)

not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 6.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not result in the imposition of taxes under Section 409A;

(b)	be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(c)	be subject to shareholder approval, where required by the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments:

(i)

amendments of a “housekeeping nature”, including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(iii)	a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv)

a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(v)

the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi)	the amendment of this Plan as it relates to making lump sum payments to Participants upon the vesting of the Restricted Share Units;

(vii)	the amendment of the cashless exercise feature set out in this Plan; and

(viii)	change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control), and

(d)	be subject to disinterested shareholder approval in the event of any reduction in the exercise price of any Option granted under the Plan to an Insider Participant.

For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a)	change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits in section 2.2;

(c)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d)	extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(e)	amend this section 6.4.

6.5

Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants’ Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan. Any termination of this Plan shall occur in a manner that will not result in the imposition of taxes on a U.S. Participant under Section 409A.

6.6

Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant’s Restricted Share Units or Options or any rights the Participant has under the Plan.

6.7

Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.8

Credits for Dividends: Unless otherwise determined by the Administrators, whenever cash or other dividends are paid on Common Shares, additional Restricted Share Units will be automatically granted to each Participant who holds Restricted Share Units on the record date for such dividends. The number of such Restricted Share Units (rounded to the nearest whole Restricted Share Units) to be credited to such Participant as of the date on which the dividend is paid on the Common Shares shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such Participant if the Participant’s Restricted Share Units as of the record date for the dividend had been Common Shares, is divided by (ii) the Market Value of the Common Shares as of the date on which the dividend is paid on the Common Shares. Restricted Share Units granted to a Participant shall be subject to the same vesting conditions (time and performance (as applicable)) as the Restricted Share Units to which they relate.

6.9	No Effect on Employment, Rights or Benefits:

(a)	The terms of employment shall not be affected by participation in the Plan.

(b)

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant’s employment or agreement with a Consultant at any time for any reason whatsoever.

(c)

Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.10

Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.11	Compliance with Applicable Law:

(a)

If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b)

The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the Exchange. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the Restricted Share Units, the Options and the Common Shares issuable pursuant to the Restricted Share Units and Options, as applicable, have been registered under the 1933 Act and any applicable U.S. state securities laws, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act and any applicable U.S. state securities, as determined by the Corporation in its sole discretion. Any Restricted Share Units or Options granted or issued to a person in the United States or a U.S. Person, as well as the issue of Common Shares pursuant thereto, will result in any certificate representing such securities bearing a United States restrictive legend restricting transfer of such securities under United States federal and state securities laws.

(c)

If the Common Shares are listed on the TSX Venture Exchange and the award of Restricted Share Units or grant of Options and the issuance of Common Shares under this Plan is made to a director, officer, promoter or other insider of the Corporation, and unless the respective award, grant or issuance or is qualified by prospectus, or issued under a securities take-over bid, rights offering, amalgamation, or other statutory procedure, then the Restricted Share Unit Agreement or Option Agreement will bear an Exchange Hold Period, and the following legend will be inserted onto the first page of the Restricted Share Unit Agreement or Option Agreement:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20_____[i.e., four months and one day after the date of grant].

6.12

Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, and with respect to U.S. Participants, the Code.

6.13

Subject to Approval: The Plan is adopted subject to the approval of the Exchange and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.14

Special Terms and Conditions Applicable to U.S. Participants: Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. Options may be issued to U.S. Participants under the Plan only if the shares with respect to the Options qualify as “service recipient stock” as defined in Treas. Reg. Section 1.409A-1(b)(5)(E)(iii). Restricted Share Units awarded to U.S. Participants are intended to be compliant with Section 409A of the Code and such Restricted Share Units will be construed and administered accordingly. Any waiver or acceleration of vesting under the Plan or any Restricted Share Unit Agreement for a U.S. Participant may occur only to the extent that such acceleration or waiver will not result in the imposition of taxes under Section 409A of the Code. Any payments made under this Plan or any Restricted Share Unit Agreement to a U.S. Participant as a result of a termination of employment that are deemed to be subject to Section 409A of the Code shall occur only if such termination constitutes a “separation from service” as defined in Treas. Reg. 1.409A-1(h). Additionally, any payments resulting from a separation from service made to a U.S. Participant who is a “specified employee” as defined in Treas. Reg. 1.409A-1(i) shall be subject to the six month delay in payments required by Treas. Reg. 1.409A-1(3)(v) if such payments are deemed to be subject to Section 409A of the Code. Although the Corporation intends Options and Restricted Share Units granted to U.S. Participants to be exempt from or compliant with Section 409A, the Corporation makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this

Plan. Neither the Corporation nor any affiliate, nor any employee or director of the Corporation or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

6.15	Special Terms and Conditions Applicable to Participants in California: Participants in California should also refer to Addendum A to the Plan.

ADOPTED the • day of •, 2017.

EXHIBIT A

THE RESTRICTED SHARE UNITS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ALL  APPLICABLE U.S. STATE SECURITIES LAWS ARE AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20____ [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this _______day of ________________, __________(the “Restricted Share Grant Date”) Metalla Streaming & Royalty Ltd. (the “Corporation”) has granted to ___________________________________________(the “Participant”),______________Restricted Share Units pursuant to the Corporation’s Share Compensation Plan  (the “Plan”), a copy of which has been provided to the Participant.

Restricted Share Units are subject to the following terms:

(a)

Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b)

The granting and vesting of the Restricted Share Units and the payment by the Corporation of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c)	The Restricted Share Units shall become vested restricted share units (the

“Vested Restricted Share Units”) in accordance with the following schedule:

(i)	• on the 6 month anniversary of the Restricted Share Grant Date;

(ii)	•on the 12 month anniversary of the Restricted Share Grant Date;

(iii)	•on the 18 month anniversary of the Restricted Share Grant Date; and

(iv)	• on the 24 month anniversary of the Restricted Share Grant Date (each a “Vesting Date”).

(d)

As soon as reasonably practicable and no later than 60 days following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Corporation and the Participant, the Participant shall be entitled to receive, and the Corporation shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant’s Account to which the Vesting Date relates (each a “Payout Date”):

(i)	a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant’s Account multiplied by the Market Value of a Common Share on the Payout Date;

(ii)

the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(iii)	any combination of the foregoing.

subject to any applicable Withholding Obligations.

(e)	The Participant acknowledges that:

(i)	he or she has received and reviewed a copy of the Plan; and

(ii)

the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in Section 4.7 of the Plan.

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date;

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Corporation that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Restricted Share Units, and (ii) either (A) the Participant is not in the United States or a U.S. Person, nor is the Participant acquiring the Restricted Share Units for the benefit of a person in the United States or a U.S. Person, or (B) an exemption from the registration requirements of the 1933 Act and all applicable state securities laws is available and the Participant has provided evidence satisfactory to the Corporation to such effect. The Corporation may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act and all applicable U.S. state securities laws as is satisfactory to the Corporation, acting in its sole discretion.

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

METALLA STREAMING & ROYALTY LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT B

THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND ALL APPLICABLE U.S. STATE SECURITIES LAWS ARE AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

[Insert if required: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL _______________, 20____ [FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT].

OPTION AGREEMENT

Notice is hereby given that, effective this ________day of ________________, __________(the “Effective Date”) Metalla Streaming & Royalty Ltd. (the “Corporation”) has granted to ___________________________________________(the “Participant”), Options to acquire ______________Common Shares (the “Optioned Shares”) up to 4:30 p.m. Pacific Time on the__________day of ____________________, __________(the “Option Expiry Date”) at an exercise price of Cdn$____________per Optioned Share pursuant to the Corporation’s Share Compensation Plan (the “Plan”), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(f)	[insert vesting provisions, if applicable]; and

(g)	[insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the “Clawback Policy”). The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation’s application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The Participant represents and warrants that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options, and (ii) either (A) the Participant is not in the United States or a U.S. Person, nor is the Participant acquiring the Options or any Optioned Shares for the benefit of a person in the United States or a U.S. Person, or (B) an exemption from the registration requirements of the 1933 Act and all applicable state securities laws is available and the Participant has provided evidence satisfactory to the Corporation to such effect. The Participant understands that the Options may not be exercised in the United States or by or on behalf of a U.S. Person unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder. The Corporation may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of registration or exemption under the 1933 Act and all applicable state securities laws as is satisfactory to the Corporation, acting in its sole discretion.

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

METALLA STREAMING & ROYALTY LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO:	METALLA STREAMING & ROYALTY LTD. (the “Corporation”)

FROM:	________________________________________________________
DATE:	________________________________________________________

The undersigned hereby irrevocably gives notice, pursuant to the Corporation’s Share Compensation Plan (the “Plan”), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

[ ]	(a) all of the Optioned Shares; or

[ ]	(b) ____________________ of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total Exercise Price:

(i)	number of Optioned Shares to be acquired on ____________ Optioned Shares exercise

(ii)	multiplied by the Exercise Price per Optioned Share:	$ _____________

TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):		$_____________

A. [ ]

The undersigned (i) at the time of exercise of these Options is not in the “United States” or a “U.S. Person” (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”) and is not exercising these Options on behalf of a person in the United States or U.S. Person and (ii) did not execute or deliver this Notice of Option Exercise in the United States.

B. [ ]

The undersigned has delivered an opinion of counsel of recognized standing or other evidence in form and substance satisfactory to the Corporation to the effect that an exemption from the registration requirements of the 1933 Act, and applicable state securities laws is available for the issuance of the Optioned Shares.

Note: The undersigned understands that unless Box A is checked, the certificates representing the Optioned Shares will bear a legend restricting transfer without registration under the 1933 Act and applicable state securities laws unless an exemption from registration is available.

Note: Certificates representing Optioned Shares will not be registered or delivered to an address in the United States unless Box B above is checked.

Note: If Box B is checked, any opinion or other evidence tendered must be in form and substance satisfactory to the Corporation. Holders planning to deliver an opinion of counsel or other evidence in connection with the exercise of Options should contact the Corporation in advance to determine whether any opinions to be tendered or other evidence will be acceptable to the Corporation.

I hereby:

[ ]	(a)	unless this is a cashless exercise, enclose a cheque payable to “Metalla Streaming & Royalty Ltd.” for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Corporation for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

[ ]	(b)	advise the Corporation that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Corporation for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):
________________________________________________________
________________________________________________________

Signature of Participant

Name of Participant

Letter and consideration/direction received on ________________, 20 _____.

METALLA STREAMING & ROYALTY LTD.

By:
[Name]
[Title]

EXHIBIT D

RESTRICTED SHARE UNIT DEFERRAL AGREEMENT

TO:	METALLA STREAMING & ROYALTY LTD. (the “Corporation”)

FROM:	________________________________________________________
DATE:	________________________________________________________

I, the undersigned participant, acknowledge that the Corporation may grant or has granted to me an award of Restricted Share Units under the Metalla Streaming & Royalty Ltd. Share  Compensation Plan (the “Plan”) that will vest according to the vesting schedule set out in the Restricted Share Unit Agreement.

I hereby irrevocably elect to defer the payout of vested Restricted Share Units as set forth below (select and complete either Option 1 or Option 2). By making this election, I understand and agree that my election may not be changed.

[ ]	Option 1: Deferral of Restricted Share Units Awarded in Next Calendar Year.

I hereby elect to defer the payout of _____% of any Restricted Share Units awarded to me under the Plan in the next calendar year until the date selected below:

[ ]	1 year after each vesting date applicable to such Restricted Share Units.
[ ]	2 years after each vesting date applicable to such Restricted Share Units.
[ ]	3 years after each vesting date applicable to such Restricted Share Units.
[ ]	4 years after each vesting date applicable to such Restricted Share Units.
[ ]	5 years after each vesting date applicable to such Restricted Share Units.

[ ]	Option 2:Deferral of Restricted Share Units that Vest 12 Months or More After Date of Election.

I was awarded Restricted Share Units pursuant to the Restricted Share Unit Award Agreement dated (must be no earlier than 29 days prior to the date of this election). I hereby elect to defer the payout of _____ % of the Restricted Share Units awarded to me under the Plan that vest 12 months or more after the date of this election until the date selected below:

[ ]	1 year after each vesting date applicable to such Restricted Share Units.
[ ]	2 years after each vesting date applicable to such Restricted Share Units.
[ ]	3 years after each vesting date applicable to such Restricted Share Units.
[ ]	4 years after each vesting date applicable to such Restricted Share Units.
[ ]	5 years after each vesting date applicable to such Restricted Share Units.

In the event of my death, any Restricted Share Units that have vested but are subject to the deferral election above shall be paid to the following beneficiary in accordance with the timing of such election:

Name:

Address:

Relationship:

I have read and understand the terms of the Plan and this Restricted Share Deferral Agreement. By signing this form, I hereby elect to defer the payout of the Restricted Share Units as set forth above to which I may become entitled to receive upon vesting of such Restricted Share Units. I UNDERSTAND THAT THE AMOUNT OF DEFERRAL, AND THE TIMING OF THE PAYMENT ELECTIONS I MAKE, MAY NOT BE ALTERED. I also acknowledge that the Administrators of the Plan have complete discretion to administer and interpret the Plan. Notwithstanding the elections set forth above, I understand that the Administrators may, in their sole discretion, elect to terminate this deferral arrangement and accelerate the timing of the payment to me of my deferred Restricted Share Units to the extent that the Administrators determine it is permitted or required to do so under Section 409A of the Code. The deferral arrangement described in this form is intended to comply with Section 409A of the Code and shall be interpreted accordingly.

METALLA STREAMING & ROYALTY LTD.

Authorized Signatory	Signature of Participant

Name of Participant

APPENDIX A
TO THE SHARE COMPENSATION PLAN

For California Residents Only

          This Appendix to the Share Compensation Plan (the “Plan”) for Metalla Streaming & Royalty Ltd. (the “Corporation”) shall have application only to Participants who are residents of the State of California. Capitalized terms contained herein shall have the same meanings given to them in the Plan, unless otherwise provided in this Appendix. Notwithstanding any provision contained in the Plan to the contrary and to the extent required by applicable law, the following terms and conditions shall apply to all Awards granted to residents of the State of California, until such time as the Common Shares may become listed on a U.S. national securities exchange:

1.	Restricted Share Units and Options (collectively, the “Awards”) shall have a term of not more than ten years from the date the Awards are granted.

2.

Awards shall be non-transferable other than by will, by the laws of descent and distribution, to a revocable trust, or pursuant to registration under the Securities Act of 1933, as amended, and all applicable state securities laws or compliance with an exemption therefrom.

3.

The number of Common Shares issuable pursuant to an Award and the purchase price thereof shall be proportionately adjusted in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification or other distribution of the Common Shares without the receipt of consideration by the Corporation, of or on the Common Shares.

4.

Unless employment is terminated for cause, the right to exercise an Award in the event of termination of employment, to the extent that the Participant is otherwise entitled to exercise an Award on the date employment terminates, shall continue until the earlier of the Award expiration date or:

a.	at least six months from the date of termination of employment if termination was caused by death or disability; and

b.	at least 30 days from the date of termination if termination of employment was caused by other than death or disability.

5.

No Award may be granted to a resident of California more than ten years after the earlier of the date of adoption of the Plan and the date the Plan is approved by the Corporation’s shareholders (“Shareholders”).

6.

Any Award exercised before Shareholder approval is obtained shall be rescinded if Shareholder approval is not obtained within 12 months before or after the Plan is adopted. Such Common Shares shall not be counted in determining whether such approval is obtained.

7.

The Corporation shall provide annual financial statements of the Corporation to each California resident holding an outstanding Award under the Plan. Such financial statements need not be audited and need not be issued to key employees whose duties at the Corporation assure them access to equivalent information.

- ii -

8.

Any right of repurchase on behalf of the Corporation in the event of an Participant’s termination of employment shall be at a purchase price that is (a) not less than the fair value of the securities upon termination of employment, and the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the Common Shares within six months of termination of employment (or in the case of securities issued upon exercise of Awards after the date of termination, within six months after the date of the exercise), and the right shall terminate when the Corporation’s securities become publicly traded; or (b) at the original purchase price, provided that the right to repurchase at the original purchase price lapses at the rate of at least 20% of the Common Shares per year over five years from the date the Award is granted (without respect to the date the Award was exercised or became exercisable) and the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the Common Shares within six months of termination of employment (or in the case of securities issued upon exercise of Awards after the date of termination, within six months after the date of the exercise). In addition to the restrictions set forth in clauses (a) and (b), the securities held by an officer, director or consultant of the Corporation or an affiliate of the Corporation may be subject to additional or greater restrictions.

SCHEDULE “D”

Comparison of the CBCA and the BCBCA

The Corporation was incorporated on and is subject to the provisions of the CBCA. The CBCA differs from the provisions of the applicable BCBCA but provides the shareholders with certain rights. This summary is not an exhaustive review of the two governing statutes and is of a general nature only. This summary is not intended to be, and should not be construed to be, legal advice to any particular holder of common shares of the Corporation and, accordingly, such holders should consult their own legal advisors with respect to the corporate law consequences to them, if any, of the Continuance.

Differences between the BCBCA and the CBCA

Corporate Governance Differences

In general terms, the CBCA provides to shareholders substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies.

The following is a summary comparison of certain provisions and the highlights of the BCBCA and the CBCA which pertain to rights of shareholders. This summary is not intended to be exhaustive and shareholders should consult their legal advisers regarding all of the implications of the Continuance.

Charter Documents

Currently, the Corporation’s authorized capital consists of an unlimited number of Common Shares of which 73,098,480 Common Shares were issued and outstanding as of the date hereof.  If the Corporation’s shareholders approve the Continuance, the Corporation’s authorized share structure will consist of an unlimited number of common shares.

Under the CBCA, the charter documents consist of a corporation’s Articles of Incorporation, which set forth, among other things, the name of the corporation and the amount and type of authorized capital, and by laws, which govern the management of the corporation. The charter documents might also be in the form of articles of amalgamation or continuance.

Under the BCBCA, the charter documents consist of Notice of Articles, which sets forth, among other things, the name of the corporation and the corporation’s authorized share structure, and Articles, which govern the management of the corporation.

Amendments to Charter Documents

Any substantive change to the charter documents of a company under the BCBCA, such as an alteration of the restrictions, if any, on the business carried on by a company, a change in the name of a company, an increase, reduction or elimination of the maximum number of shares that the company is authorized to issue out of any class or series of shares, an alteration of the special rights and restrictions attached to issued shares or continuance of a company out of the jurisdiction requires a resolution of the type specified in its articles. If the articles do not specify the type of resolution, a special resolution passed by the majority of votes that the articles of the company specify is required, if that specified majority is at least two thirds and not more than three quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two thirds of the votes cast on the resolution. Other fundamental changes such as a proposed amalgamation or arrangement require a similar special resolution passed by holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by such changes.

Under the CBCA, certain fundamental changes require a special resolution passed by not less than two thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration at a special meeting of shareholders and, in certain instances, where the rights of the holders of a class or series of shares are affected differently by the alteration than those of the holders of other classes or series of shares, a special resolution passed by not less than two thirds of the votes cast by the holders of shares of each class or series so affected, whether or not they are otherwise entitled to vote. Authorization to amalgamate a CBCA corporation requires that a special resolution in respect of the amalgamation be passed by the holders of each class or series of shares entitled to vote thereon. The holders of a class or series of shares of an amalgamating corporation, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series in respect of an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the Articles of Incorporation, would entitle such holders to vote separately as a class or series under section 176 of the CBCA.

Sale of Undertaking

Under the BCBCA, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required, if that specified majority is at least two thirds and not more than three quarters of the votes cast on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two thirds of the votes cast on the resolution.

The CBCA requires approval of the holders of shares of each class or series of a corporation represented at a duly called meeting by not less than two thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the property (as opposed to the “undertaking”) of the Corporation other than in the ordinary course of business of the Corporation, and the holders of shares of a class or series are entitled to vote separately only if the sale, lease or exchange would affect such class or series in a manner different from the shares of another class or series entitled to vote. While the shareholder approval thresholds will be the same under the BCBCA as under the CBCA, there are differences in the nature of the sale which requires such approval (i.e. a sale of all or substantially all of the “property” under the CBCA and of all or substantially all of the “undertaking” under the BCBCA).

Rights of Dissent and Appraisal

Under the CBCA, shareholders who dissent to certain actions being taken by the Corporation may exercise a right of dissent and require the Corporation to purchase the shares held by such shareholder at the fair value of such shares.

The dissent right may be exercised by a holder of shares of any class of the Corporation in certain circumstances, including when the Corporation proposes to:

(d)	amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class;

(e)	amend its articles to add, change or remove any restrictions on the business or businesses that the Corporation may carry on;

(f)	enter into certain statutory amalgamations;

(g)	continue out of the jurisdiction;

(h)	sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business;

(i)	carry out a going private transaction or squeeze out transaction; or

(j)	amend its articles to alter the rights or privileges attaching to shares of any class where such alteration triggers a class vote.

Although the procedure under BCBCA for exercising rights of dissent differs from the procedure under the CBCA, the BCBCA still provides that shareholders who dissent to certain actions being taken by the Corporation may exercise a right of dissent and require the Corporation to purchase the shares held by such shareholder at the fair value of such shares. A shareholder is entitled to dissent in respect of:

(k)	a resolution to alter the Corporation’s articles to alter restrictions on the powers of the Corporation or on the business that the Corporation is permitted to carry on;

(l)	a resolution to adopt an amalgamation agreement;

(m)	a resolution to adopt a resolution to approve an amalgamation into a foreign jurisdiction;

(n)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(o)	a resolution to authorize the sale, lease or other disposition of all or substantially all of the Corporation’s undertaking;

(p)	a resolution to continue out of the jurisdiction;

(q)	any other resolution, if dissent is authorized by the resolution; or

(r)	any court order that permits dissent.

See “Shareholders’ Rights of Dissent in Respect of the Continuance Resolution” and Schedule  “E” to the Information Circular.

Oppression Remedies

Under the BCBCA, a shareholder of a company has the right to apply to a court on the ground that:

(s)

the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

(t)

some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the company.

The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the CBCA, a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or its affiliates effects a result, (ii) the business or affairs of the corporation or its affiliates are, have been carried on or conducted in a manner, or (iii) the powers of the directors of the corporation or any of its affiliates are, have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation. A broader right to bring a derivative action is contained in the CBCA, and this right extends to a registered shareholder, former registered shareholder, beneficial owner of shares, former beneficial owner of shares, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. No leave may be granted under the CBCA unless the court is satisfied that:

(u)

the complainant has given at least fourteen days’ notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

the complainant is acting in good faith; and

it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Place of Meetings

Subject to certain exceptions, the CBCA provides that meetings of shareholders shall be held at the place within Canada provided in the by-laws.

Under the BCBCA, general meetings of shareholders are to be held in British Columbia or may be held, at a location outside of British Columbia if:

(v)	the location is provided for in the Articles;

(w)

the Articles do not restrict the company from approving a location outside of British Columbia, the location is approved by the resolution required by the Articles for that purpose (in the case of the company, may approved by directors’ resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(x)	the location is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The BCBCA provides that the company, as a reporting corporation, must have a minimum of three directors and does not impose any residency requirements on the directors.

The CBCA also requires that the Corporation, as a distributing corporation whose shares are held by more than one person, have a minimum of three directors but it also requires that at least one quarter of the directors be resident Canadians.

Requisition of Meetings

Both the CBCA and the BCBCA provide that one or more shareholders of the corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting of the Corporation.

Further Information

For further information regarding the similarities and differences between the CBCA and the BCBCA, shareholders should consult their legal advisors and refer to the statues.

SCHEDULE “E”

Incorporation number:

(the “Company”)

The Company has as its articles the following articles.

Full name and signature of each incorporator	Date of signing

___________________________________________________________________

ARTICLES

1.	Interpretation

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(2)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(3)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(5)	“legal personal representative” means the personal or other legal representative of a shareholder;

(6)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(7)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(8)	“seal” means the seal of the Company, if any;

(9)

“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act (British Columbia); and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934; and

(10)

“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

2.	Shares and Share Certificates

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Destroyed or Wrongfully Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company with an indemnity bond sufficient in the Company’s judgment to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)	satisfies any other reasonable requirements imposed by the directors.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	Issue of Shares

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	Share Registers

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	Share Transfers

5.1	Registering Transfers

Subject to the Business Corporations Act, a transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)

in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(2)

in the case of a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate that has been issued by the Company in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the shares be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(3)

in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(4)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors or the transfer agent for the class or series of shares to be transferred.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	Transmission of Shares

6.1	Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, if appropriate evidence of appointment or incumbency within the meaning of s. 87 of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.	Purchase of Shares

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	Borrowing Powers

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	Alterations

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)	by ordinary resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)	alter the identifying name of any of its shares; or

(e)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

(2)	by resolution of the directors, subdivide or consolidate all or any of its unissued, or fully paid issued, shares.

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by ordinary resolution:

(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued;

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(3)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value.

and alter its Notice of Articles accordingly.

9.3	Change of Name

The Company may by a resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.	Meetings of Shareholders

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Location of Meetings of Shareholders

Subject to the Business Corporations Act, a meeting of shareholders may be held in or outside of British Columbia as determined by a resolution of the directors.

10.5	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.	Proceedings at Meetings of Shareholders

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, and Article 11.4, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Other Persons May Attend

In addition to those person who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any;

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3)	a vice-president, if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders, on a show of hands and on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	Votes of Shareholders

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	be provided, at the meeting or any adjourned meeting, to the chair of the meeting or adjourned meeting or to a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4)

the Company is a public company, or is a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply.

12.7	Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.8 to 12.15 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company or any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

12.8	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.9	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):
___________________________________________________________________________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	provided, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been taken.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

12.16	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	Directors

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a), subject to Article 14.1:

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, subject to Article 14.8, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	Election and Removal of Directors

14.1	Election at Annual General Meeting

(1)

At each annual general meeting of the Company all the directors whose term of office expire at such annual general meeting shall cease to hold office immediately before the election of directors at such annual general meeting and the shareholders entitled to vote thereat shall elect to the board of directors, directors as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation as set out below. A retiring director shall be eligible for re-election;

(2)

Each director may be elected for a term of office of one or more years of office as may be specified by ordinary resolution at the time he is elected. In the absence of any such ordinary resolution, a director’s term of office shall be one year of office. No director shall be elected for a term of office exceeding five years of office. The shareholders may, by resolution of not less than 3/4 of the votes cast on the resolution vary the term of office of any director; and

(3)

A director elected or appointed to fill a vacancy shall be elected or appointed for a term expiring immediately before the election of directors at the annual general meeting of the Company when the term of the director whose position he is filling would expire.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10 .2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by a resolution of not less than 3/4 of the votes cast on such resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

14.12	Nomination of Directors

(1)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the Business Corporations Act (British Columbia) (the “Act”), or a requisition of the shareholders made in accordance with section 167 of the Act; or

(c)

by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 14.12 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth below in this Article 14.12.

(2)

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph (3) below) and in proper written form (in accordance with paragraph (4) below) to the Corporate Secretary of the Company at the head office of the Company.

(3)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the present principal occupation, business or employment of the person within the preceding 5 years, as well as the name and principal business of any company in which such employment is carried on; (iii) the citizenship of such person; (iv) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (v) confirmation that the person meets the qualifications of directors set out in the Act; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(5)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 14.12; provided, however, that nothing in this Article 14.12 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6)	For purposes of this Article 14.12:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

(b)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(7)

Notwithstanding any other provision of this Article 14.12, notice given to the Corporate Secretary of the Company pursuant to this Article 14.12 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the head office of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 14.12.

15.	Alternate Directors

15.1	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company. Every alternate director shall have a direct and personal duty to the Company arising from his alternate directorship, independent of the duties of the director who appointed him.

15.2	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the Business Corporations Act and under these Articles. A director shall have no liability arising out of any act or omission by his alternate director to which the appointor was not a party, nor shall an alternate director have liability for any such act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate director merely because he voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he voted in respect of a contract or transaction in which his alternate director was interested or which such alternate director failed to disclose.

15.6	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)	the alternate director dies;

(3)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)	the alternate director ceases to be qualified to act as a director; or

(5)	his or her appointor revokes the appointment of the alternate director.

15.8	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	Powers and Duties of Directors

16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3	Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

17.	Interests of Directors and Officers

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the  Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.	Proceedings of Directors

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, or as provided in Article 18.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed;

(2)	the director or alternate director, as the case may be, has waived notice of the meeting; or

(3)	the director or alternate director, as the case may be, is not, at the time, in the province of British Columbia.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consent to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	Executive and Other Committees

19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

19.5	Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	Officers

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	Indemnification

21.1	Definitions

In this Article 21:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, alternate director, officer, employee or agent of the Company;

(2)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	Dividends

22.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus or any part of the retained earnings or surplus so capitalized or any part thereof.

23.	Documents, Records and Reports

23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.	Notices

24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient; or

(6)

as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.2	Deemed Receipt of Mailing

A notice, statement, report or other record that is:

(1)

mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)	emailed to a person to the email address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was emailed on the day it was emailed.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5	Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6	Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.	Seal

25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	Prohibitions

26.1	Definitions

In this Part 26:

(1)	“security” has the meaning assigned in the Securities Act (British Columbia);

(2)	“transfer restricted security” means:

(a)	a share of the Company;

(b)	a security of the Company convertible into shares of the Company;

(c)

any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the “private issuer” exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the “private issuer” exemption.

26.2	Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre- existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply.

26.3	Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

SCHEDULE “F”

CANADA BUSINESS CORPORATIONS ACT

DISSENT RIGHTS

190.(1) Right to dissent – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze- out transaction.

(2)     Further right – A older of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1)     If one class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)     Payment for shares – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4)     No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)     Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6)     Notice of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7)     Demand for payment – A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

(8)     Share certificate – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)     Forfeiture – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10)     Endorsing certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11)     Suspension of rights – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the dissenting shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12)     Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)     Same terms – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14)     Payment – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15)     Corporation may apply to court – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16)     Shareholder application to court – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17)     Venue – An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18)     No security for costs – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19)     Parties – On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20)     Powers of court – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21)     Appraisers – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22)     Final order – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23)     Interest – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24)     Notice that subsection (26) applies – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25)     Effect where subsection (26) applies – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)     Limitation – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.